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                          April 23, 2021

       Greg Rustowicz
       Chief Financial Officer
       Columbus McKinnon Corporation
       205 Crosspoint Parkway
       Buffalo, New York 14068

                                                        Re: Columbus McKinnon
Corporation
                                                            Registration
Statement on Form S-1
                                                            Filed April 20,
2021
                                                            File No. 333-255375

       Dear Mr. Rustowicz:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Folake
Ayoola, Senior Counsel, at 202-551-3673 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Technology
       cc:                                              Robert J. Olivieri